Exhibit 99.1

FUSION FUEL GREEN PLC

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE

SIX MONTHS PERIOD ENDED JUNE 30, 2026

F-1

Condensed consolidated Statement of Financial Position (Unaudited)

		As at
	Note	30 June 2026	31 December 2025
			(Restated)
		€’000	€’000
Non-current assets
Property, plant and equipment	9	1,403	1,233
Goodwill	10	4,995	4,859
Customer relationships	10	15,175	15,648
Trade names	10	3,537	3,648
Other assets		1,038	-
Long-term deposits	14	306	255
Related party receivables	11	324	-
Total non-current assets		26,778	25,643

Current assets
Prepayments and other receivables	12	6,656	5,047
Inventory	13	231	171
Deposits, advances and prepayments	14	661	520
Cash and cash equivalents	26	266	575
Other current assets	15	8	114
Total current assets		7,822	6,427

Total assets		34,600	32,070

Non-current liabilities
Lease liabilities	25	248	281
Other payables - long-term	16	1,833	2,866
Total non-current liabilities		2,081	3,147

Current liabilities
Trade and other payables	17	10,784	8,829
Provisions	18	-	-
Deferred income	23	1,065	321
Cost accruals	22	1,234	1,098
Derivative financial instruments	19	169	181
Loans and borrowings	20	1,691	1,757
Total current liabilities		14,943	12,186

Total liabilities		17,024	15,333

Net assets		17,576	16,737

Equity
Share capital - preferred	24	-	-
Share capital - ordinary	24	12	9
Share premium	24	243,297	242,004
Share-based payments reserve	7	9,082	8,492
Other equity reserve		7,071	4,995
Foreign currency translation reserve		(1,318)	(1,647)
Retained earnings		(245,607)	(242,227)
Equity attributable to owners of the parent		12,537	11,626
Non-controlling interests		5,039	5,111
Total equity		17,576	16,737

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

The statement of financial position as at 31 December 2025 has been restated. Refer to Note 2.

F-2

Condensed consolidated Statement of Profit or Loss and Other Comprehensive Income (Unaudited)

		For the six months ended 30 June
	Note	2026	2025
		€’000	€’000
Revenue	4	6,536	6,931
Cost of sales	5	(4,630)	(4,864)
Gross profit		1,906	2,067

Operating expenses
Other income / (expenses)		80	1
Administration expenses	6	(4,945)	(4,486)
Share-based payment expense	7	(762)	(438)
Impairment expense	10	-	-
Operating loss		(3,721)	(2,856)

Net finance income / (costs)
Finance income / (costs)	21	(87)	72
Interest payable and similar expense	21	(3)	(23)
Derivative financial instruments at FVTPL	19	12	44
Net finance income / (costs)		(78)	93

Loss before tax		(3,799)	(2,763)

Income tax credit / (expense)	8	65	(76)

Loss for the period		(3,734)	(2,839)

Other comprehensive income / (loss)
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	21	468	-
Total other comprehensive income / (loss)		468	-

Total comprehensive loss for the period		(3,266)	(2,839)

Loss for the period attributable to:
Owners of the parent		(3,379)	(2,349)
Non-controlling interests		(355)	(490)
		(3,734)	(2,839)

Total comprehensive loss attributable to:
Owners of the parent		(3,050)	(2,349)
Non-controlling interests		(216)	(490)
		(3,266)	(2,839)

Basic and diluted loss per share (EUR)	27	(1.16)	(3.38)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

The comparative information for the six months ended 30 June 2025 is presented as previously reported. Loss per share for that period has been re-presented for the 1-for-35 reverse share split effective 14 July 2025 (Note 27).

F-3

Condensed consolidated Statement of Changes in Equity (Unaudited)

	Number of shares		Share capital		Share premium	Non-controlling interests	Share-based payments reserve	Other equity reserve	Foreign currency translation reserve	Retained earnings	Total
	Ordinary	Preferred	Ordinary	Preferred
	#	#	€’000	€’000	€’000	€’000	€’000	€’000	€’000	€’000	€’000
Balance at 1 January 2025	654,953	4,171,327	3	-	242,255	3,999	6,940	24	-	(237,985)	15,236
Loss for the year	-	-	-	-	-	(874)	-	-	-	(4,106)	(4,980)
Other comprehensive loss	-	-	-	-	-	(642)	-	-	(1,647)	-	(2,289)
Total comprehensive (loss) / income	-	-	-	-	-	(1,516)	-	-	(1,647)	(4,106)	(7,269)
Transactions with owners:
Commitment shares	13,890	-	-	-	306	-	-	-	-	-	306
Macquarie conversions	98,046	-	-	-	574	-	-	-	-	-	574
Reverse split rounding	63,333	-	-	-	-	-	-	-	-	-	-
Keystone note conversion	492,715	-	3	-	1,936	-	-	-	-	-	1,939
July PIPE issuance and exercise	335,898	-	1	-	267	-	-	-	-	-	268
Exchange warrants	-	-	-	-	(961)	-	-	961	-	-	-
ATM - share sales	347,283	-	1	-	2,313	-	-	-	-	-	2,314
December PIPE reprice and exercise	274,887	-	1	-	(4,839)	-	-	5,458	-	-	620
Service warrants	7,286	-	-	-	137	-	35	-	-	-	172
Share-based payments conversions	-	-	-	-	16	-	(16)	-	-	-	-
Share-based payments expense	-	-	-	-	-	-	1,533	-	-	-	1,533
Convertible note reserve	-	-	-	-	-	-	-	(48)	-	(136)	(184)
Legacy equity reserve	-	-	-	-	-	-	-	413	-	-	413
QIND preference stock conversion to common stock	-	-	-	-	-	2,229	-	(1,813)	-	-	416
Non-controlling interests - contributions	-	-	-	-	-	399	-	-	-	-	399
Balance at 31 December 2025 (restated)	2,288,291	4,171,327	9	-	242,004	5,111	8,492	4,995	(1,647)	(242,227)	16,737

Balance at 1 January 2026 (restated)	2,288,291	4,171,327	9	-	242,004	5,111	8,492	4,995	(1,647)	(242,227)	16,737
Loss for the period	-	-	-	-	-	(355)	-	-	-	(3,379)	(3,734)
Other comprehensive income	-	-	-	-	-	139	-	-	329	-	468
Total comprehensive (loss) / income	-	-	-	-	-	(216)	-	-	329	(3,379)	(3,266)
Transactions with owners:
Conversion of $3.50 warrants - January 2026	-	-	-	-	28	-	-	35	-	-	63
Exercise of $3.50 warrants - January 2026	57,428	-	-	-	279	-	-	(110)	-	-	169
Element advisory agreements - advisory and milestone fees	95,000	-	-	-	267	-	528	535	-	-	1,330
February 2026 PIPE	577,124	-	2	-	94	-	-	2,098	-	-	2,194
Exercise of pre-funded warrants - March 2026	208,238	-	1	-	400	-	-	(400)	-	-	1
Exercise of service warrants	71,429	-	-	-	225	-	(172)	-	-	-	53
Share-based payments expense	-	-	-	-	-	-	234	-	-	-	234
Non-controlling interests - contributions and changes in ownership interest	-	-	-	-	-	144	-	(82)	-	(1)	61
Balance at 30 June 2026	3,297,510	4,171,327	12	-	243,297	5,039	9,082	7,071	(1,318)	(245,607)	17,576

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements. The amounts for the year ended 31 December 2025 have been restated (Note 2). Share numbers are presented after the 1-for-35 reverse share split.

F-4

Condensed consolidated Statement of Cash Flows (Unaudited)

	For the six months ended 30 June
	2026	2025 (Restated)
	€’000	€’000
Cash flows from operating activities
Loss for the period	(3,734)	(2,839)
Adjusted for:
Equity settled share-based payments	762	438
Fair value movement in derivative financial instruments	(12)	(44)
Depreciation and amortisation	1,206	85
Finance costs / (income)	43	(72)
(Gain) / loss on sale of property, plant and equipment	-	(1)
Shares issued for services	52	-
Income tax (credit) / expense	(65)	76
Other income	(30)	-
Discount on convertible notes	-	83
Operating cash flows before working capital changes	(1,778)	(2,274)
Changes in working capital:
(Increase) / decrease in receivables	(1,741)	(705)
(Increase) / decrease in inventories	(55)	240
Increase / (decrease) in payables and accruals	1,481	1,141
Interest paid	-	(8)
Net cash used in operating activities	(2,093)	(1,606)

Cash flows from investing activities
Purchase of property, plant and equipment	(219)	(17)
Loans advanced	(85)	-
Payments to subsidiaries’ shareholders	(18)	(170)
Payments for acquisition costs	(236)	-
Net cash used in investing activities	(558)	(187)

Cash flows from financing activities
Proceeds from issuance of shares	232	253
Convertible note repayments	(83)	(51)
Proceeds from PIPE issuance	2,196	-
Proceeds from loans and borrowings	-	1,914
Payment of lease liabilities	(20)	(28)
Payments to subsidiaries	-	(159)
Shareholder loan (repayment) / proceeds	(4)	-
Net cash from financing activities	2,321	1,929

Net (decrease) / increase in cash and cash equivalents	(330)	136
Cash and cash equivalents at beginning of period	575	214
Effect of movements in exchange rates on cash held	21	(7)
Cash and cash equivalents at end of period	266	343

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

The comparative information for the six months ended 30 June 2025 is presented as previously reported.

F-5

Notes forming part of the unaudited condensed consolidated financial statements

1.	Business activity

Fusion Fuel Green plc (the “Parent” or “Company”) was incorporated in Ireland on April 3, 2020. The Company and its subsidiaries are collectively referred to as the “Group”. The registered office of the Company is The Victorians, 15-18 Earlsfort Terrace, Saint Kevin’s, Dublin 2, D02 YX28, Ireland.

The Company is an energy services and infrastructure group focused on the distribution of liquefied petroleum gas (“LPG”), engineering and advisory services, and the development of clean energy solutions. Through its operating subsidiaries, including Quality Industrial Corp. (“QIND”) and its subsidiary Al Shola Al Modea Gas Distribution LLC (“Al Shola Gas”), the Group provides LPG distribution, installation and maintenance services, as well as engineering and infrastructure solutions to commercial, industrial and residential customers in the United Arab Emirates. The Group also provides hydrogen and clean energy engineering and advisory services through Bright Hydrogen Solutions (“BrightHy”), and, through BioSteam Energy (Proprietary) Limited (“BioSteam”), commenced biomass-powered industrial steam production in South Africa in May 2026.

On 21 July 2026, after the end of the reporting period, the Company completed the acquisition of Royal Uranium Inc. (“Royal Uranium”), adding a portfolio of uranium and gas royalty interests to the Group (Note 28).

The Company has a well-established risk management process which is managed through its management team, finance committee and board of directors. The key risks are evaluated throughout the period with key business leaders tasked to manage each risk as required. These risks are assessed through a risk matrix which evaluates each risk’s impact and likelihood.

Company history

The 2020 Merger

On December 10, 2020, Fusion Fuel Green plc completed a business combination with HL Acquisitions Corp. and Fusion Welcome - Fuel S.A. The transaction was accounted for as a reverse recapitalisation, with Fusion Fuel as the accounting acquirer. The Company became listed on the NASDAQ Global Market under the ticker symbol HTOO and raised additional capital through a concurrent private placement.

Insolvency of Fusion Fuel Portugal, S.A.

On November 11, 2024, Fusion Fuel Portugal, S.A. filed for insolvency, resulting in the appointment of an insolvency administrator and loss of control by the Group. As a result, Fusion Fuel Portugal and its subsidiaries were deconsolidated from the Group’s financial statements.

Acquisition of Quality Industrial Corp.

On November 26, 2024, the Company acquired a 69.36% interest in QIND, a U.S.-based industrial holding company. QIND holds a controlling interest in Al Shola Gas, an LPG distribution and engineering business in the United Arab Emirates. The acquisition marked the Group’s strategic shift towards energy infrastructure and LPG distribution activities.

2025 developments

The year ended 31 December 2025 was the first full year of the Group’s repositioned business model, centred on LPG distribution through QIND and Al Shola Gas, together with engineering and advisory activities through BrightHy and the Group’s investment in BioSteam. During 2025 the Group converted and settled the outstanding convertible notes under the Macquarie facility, completed private placements in July and December 2025, and regained compliance with the Nasdaq listing requirements following a 1-for-35 reverse share split.

First half 2026 developments

Capital and liquidity

In January 2026, holders exercised 57,428 of the $3.50 warrants issued in connection with the December 2025 warrant exchange, and a further 21,428 $3.50 warrants were exchanged for pre-funded warrants.

On 14 February 2026, the Company entered into a Securities Purchase Agreement with certain investors for the issue of 577,124 Class A Ordinary Shares, pre-funded warrants to purchase 129,005 Class A Ordinary Shares, warrants to purchase 706,129 Class A Ordinary Shares at $5.148 per share and warrants to purchase 706,129 Class A Ordinary Shares at $6.864 per share, for aggregate gross proceeds of $2.6 million (the “February 2026 PIPE”). The shares were issued on 20 February 2026. On 31 March 2026, 208,238 pre-funded warrants were exercised.

F-6

On 27 February 2026, Bevilacqua PLLC exercised 71,429 service warrants at an exercise price of $0.88 per share, settled against amounts owed to it for legal services. The shares were released on 2 April 2026.

Acquisition of Royal Uranium

On 12 February 2026, the Company entered into Mineral & Element Advisory Agreements with three advisors, under which the advisors provide strategic, operational and technical advisory services in connection with potential mineral asset transactions (Note 7). On 18 February 2026, the Company entered into a Share Exchange Agreement with certain shareholders of Royal Uranium to acquire up to 100% of its issued share capital in exchange for up to 3,750,018 Class A Ordinary Shares, which valued Royal Uranium at $15.0 million. On execution of the Share Exchange Agreement, the advisory fee under the element advisory agreements became payable and the Company issued 95,000 Class A Ordinary Shares and pre-funded warrants to purchase 190,000 Class A Ordinary Shares on 20 February 2026.

At an Extraordinary General Meeting held on 8 June 2026, shareholders approved (i) the acquisition of Royal Uranium, (ii) the conversion of the 4,171,327 Series A Convertible Preferred Shares into Class A Ordinary Shares, to occur upon clearance of an initial listing application with Nasdaq, and (iii) the change of the Company’s name to Fusion Elements plc, subject to the approval of the Registrar of Companies in Ireland and any necessary Nasdaq submissions. The Share Exchange Agreement was amended on 11 June 2026 and the acquisition completed on 21 July 2026 (Note 28).

Operating developments

Steam production at BioSteam’s first biomass-powered industrial steam project in South Africa began on 1 May 2026, and commercial operations were announced on 11 May 2026. BrightHy recognised its first significant engineering services revenue in the period (Note 4).

Restatement of the 2025 consolidated financial statements

The consolidated financial statements for the year ended 31 December 2025 have been restated in the Company’s Annual Report on Form 20-F/A (Amendment No. 1). The comparative statement of financial position at 31 December 2025 in these condensed consolidated financial statements is presented as restated (Note 2).

2.	Basis of preparation and significant accounting policies

Statement of compliance

These unaudited condensed consolidated financial statements for the six months ended 30 June 2026 have been prepared in accordance with IAS 34 Interim Financial Reporting as adopted by the EU and as issued by the International Accounting Standards Board (“IASB”). They do not include all of the information required for a complete set of annual financial statements and should be read in conjunction with the restated consolidated financial statements of the Group for the year ended 31 December 2025, included in the Company’s Annual Report on Form 20-F/A (Amendment No. 1), which were prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the EU and as issued by the IASB.

These condensed consolidated financial statements are presented in Euro, the functional and presentation currency of the Company. All financial information presented has been rounded to the nearest thousand, unless otherwise stated. They have been prepared on the historical cost basis except for derivatives, which are measured at fair value, and share-based payments, which are measured at grant date fair value.

Restatement of comparative information at 31 December 2025

Following the issue of the consolidated financial statements for the year ended 31 December 2025 on 7 May 2026, management identified errors in the accounting for the Group’s investment in QIND, a foreign operation whose functional currency is the US dollar, and in the impairment testing of the related goodwill. The errors have been corrected by restating each affected line item for the year ended 31 December 2025 in accordance with IAS 8, as set out in Note 5 to the restated consolidated financial statements in the Form 20-F/A. The corrections are:

(a) Impairment of goodwill (IAS 36). The recoverable amount of the LPG Distribution & Engineering cash-generating unit at 31 December 2025 was below its carrying amount. An impairment loss of €1,060k, being the Group’s share of the impairment of the notionally grossed-up goodwill, has been recognised and allocated in full to goodwill.

F-7

(b) Translation of purchase price allocation charges at the average rate (IAS 21.39(b)). The amortisation of customer relationships and trade names, the release of the inventory fair value uplift and the related deferred tax credit are translated at the average exchange rate for 2025 rather than the exchange rate at the acquisition date.

(c) Retranslation of goodwill and fair value adjustments at the closing rate (IAS 21.47). Goodwill and the fair value adjustments arising on the acquisition of QIND are translated at the closing rate. Retranslation at the 31 December 2025 closing rate of US$1.1736 to €1.00 reduces customer relationships by €1,944k, trade names by €453k, goodwill by €683k, the inventory fair value uplift by €4k and the deferred tax liability by €219k, with the exchange difference of €2,866k recognised in other comprehensive income.

(d) Exchange differences on translation of foreign operations (IAS 21.39(c) and IAS 21.41). Exchange differences on translating QIND’s results and net assets into euro, previously recognised in finance income, are recognised in other comprehensive income and accumulated in a foreign currency translation reserve, with the share attributable to non-controlling interests allocated to non-controlling interests. The translation of QIND’s equity eliminated on consolidation and of the related non-controlling interests has been corrected on the same basis, and an increase of €416k arising from changes in the Group’s ownership interest in QIND is recognised within the other equity reserve in accordance with IFRS 10.23.

(e) Non-controlling interests in QIND (IFRS 10.B94 and IFRS 10.23). The Group holds 98.3 million of QIND’s shares on an as-converted basis. Its economic interest in QIND reduced from 67.04% at 31 December 2024 to 52.40% at 31 December 2025 as QIND issued shares to third parties. The non-controlling interests in QIND had been carried at their 31 December 2024 amount and had not been attributed their share of QIND’s 2025 loss and other comprehensive income, or adjusted for the change in the Group’s ownership interest. Their share of QIND’s 2025 loss, including the amortisation of the fair value adjustments net of deferred tax, is a loss of €1,616k and their share of other comprehensive income a loss of €527k, each based on their time-weighted interest. Non-controlling interests have been adjusted to their proportionate share of QIND’s net assets at 31 December 2025, an increase of €2,229k recognised against the other equity reserve in accordance with IFRS 10.23. There is no effect on the loss for the year, other comprehensive income or total equity. The same basis is applied for the six months ended 30 June 2026.

Impact on the consolidated statement of financial position as at 31 December 2025

	As previously reported	Adjustment	Restated
	€’000	€’000	€’000
Intangible assets	21,522	(2,226)	19,296
Goodwill	6,602	(1,743)	4,859
Total non-current assets	29,612	(3,969)	25,643
Total assets	36,039	(3,969)	32,070
Other payables - long-term	3,067	(201)	2,866
Total non-current liabilities	3,348	(201)	3,147
Total liabilities	15,534	(201)	15,333
Net assets	20,505	(3,768)	16,737

Impact on equity as at 31 December 2025

	As previously reported	Adjustment	Restated
	€’000	€’000	€’000
Share premium	240,680	1,324	242,004
Other equity reserve	6,797	(1,802)	4,995
Foreign currency translation reserve	-	(1,647)	(1,647)
Retained earnings	(239,816)	(2,411)	(242,227)
Non-controlling interests	4,343	768	5,111
Total equity	20,505	(3,768)	16,737

F-8

For the year ended 31 December 2025, the restatement increased the loss for the year from €952k to €4,980k and recognised other comprehensive loss of €2,289k, of which €1,647k is attributable to owners of the parent and €642k to non-controlling interests. The loss attributable to owners of the parent was restated from €1,694k to €4,106k and the loss attributable to non-controlling interests from a profit of €742k to a loss of €874k. The restatement had no effect on net cash flows from operating, investing or financing activities or on cash and cash equivalents.

The comparative information for the six months ended 30 June 2025 is presented as previously reported in the Group’s condensed consolidated financial statements for that period.

Basis of consolidation

Subsidiaries

The Group financial statements consolidate the financial statements of the Company and its subsidiaries up to 30 June 2026. A parent controls a subsidiary if it is exposed, or has rights, to variable returns from its involvement with the subsidiary and has the ability to affect those returns through its power over the subsidiary. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

Loss of control

When the Group loses control over a subsidiary, it derecognises the assets and liabilities of the subsidiary, and any related non-controlling interest (“NCI”) and other components of equity. Any resulting gain or loss is recognised in profit or loss. Any interest retained in the former subsidiary is measured at fair value when control is lost.

Transactions eliminated on consolidation

Intra-group balances and transactions, and any unrealised income and expenses (except for foreign currency transaction gains or losses) arising from intra-group transactions, are eliminated.

Functional currency

Foreign currency transactions

Transactions in foreign currencies are translated into the respective functional currencies of the Group companies at the exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rate at the reporting date. Non-monetary items that are measured based on historical cost in a foreign currency are translated at the exchange rate at the date of the transaction. Foreign currency differences are generally recognised in profit or loss and presented within finance income / (costs).

Foreign operations

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated into Euro at the exchange rates at the reporting date. The income and expenses of foreign operations are translated into Euro at the average exchange rate for the period, which approximates the rates at the dates of the transactions. Foreign currency differences are recognised in other comprehensive income (“OCI”) and accumulated in the foreign currency translation reserve, except to the extent that the translation difference is allocated to NCI. The Group’s principal foreign operations are QIND and Al Shola Gas (US dollar and UAE dirham, which is pegged to the US dollar) and BioSteam (South African rand).

When a foreign operation is disposed of in its entirety or partially such that control is lost, the cumulative amount in the translation reserve related to that foreign operation is reclassified to profit or loss as part of the gain or loss on disposal. If the Group disposes of part of its interest in a subsidiary but retains control, the relevant proportion of the cumulative amount is reattributed to NCI.

Going concern

These condensed consolidated financial statements have been prepared on a going concern basis, which assumes that the Group will continue in operational existence for the foreseeable future and be able to realise its assets and discharge its liabilities in the normal course of business. In adopting the going concern basis, the Directors have considered the Group’s cash on hand, its projected cash flows, and its ability to access additional sources of funding, together with factors likely to affect its future performance and the Group’s principal risks and uncertainties.

F-9

For the six months ended 30 June 2026, the Group reported a loss for the period of €3.7 million (2025: €2.8 million) and a loss attributable to owners of the parent of €3.4 million (2025: €2.3 million). The loss includes non-cash charges for share-based payments of €0.8 million, principally the milestone fees under the element advisory agreements (Note 7), and amortisation of acquired intangible assets of €1.1 million. Net cash used in operating activities was €2.1 million (2025: €1.6 million).

At 30 June 2026, the Group had net current liabilities of €7.1 million (31 December 2025 restated: €5.8 million), reflecting total current liabilities of €14.9 million against total current assets of €7.8 million. Current liabilities include €7.9 million payable to the former shareholders of Al Shola Gas (Note 17) and QIND’s matured convertible notes of €1.7 million (Note 20). Cash and cash equivalents at 30 June 2026 were €0.3 million (31 December 2025: €0.6 million). The Group’s existing cash resources are insufficient to fund its operating and financing obligations over the next twelve months without additional funding.

At 30 June 2026, QIND’s convertible promissory notes had matured and remained unpaid. Failure to repay these notes at maturity constitutes an event of default under their terms and could result in the acceleration of the outstanding principal and accrued interest, the accrual of default interest and the right of noteholders to convert outstanding amounts into shares of QIND at a discount to market price. On 10 July 2026, QIND entered into a forbearance agreement with RB Capital Partners, Inc. in respect of two of these notes, extending their maturity to 1 March 2028 with repayment in 19 monthly instalments (Note 28).

Since 30 June 2026, the Company has completed the acquisition of Royal Uranium, raised gross proceeds of approximately $1.5 million under the August 2026 private placement, filed a prospectus supplement for its at-the-market programme with H.C. Wainwright & Co., LLC, and agreed to settle part of the amounts owed to Bevilacqua PLLC in shares (Note 28). Management has prepared cash flow projections which take into account the Group’s existing cash resources, expected cash flows from Al Shola Gas, BrightHy and BioSteam, expected income from the royalty portfolio acquired with Royal Uranium, access to the $25 million equity line of credit and the at-the-market programme, and the Group’s ability to raise additional capital and to manage its cost base and the timing of discretionary expenditure.

Notwithstanding these developments, the Group expects to continue to incur losses at the parent company level in the near term and remains dependent on access to additional funding to support its operations and strategic initiatives. The combination of recurring losses from operations at parent company level, net current liabilities, QIND’s matured convertible note obligations and the Group’s continued dependence on external financing indicates the existence of a material uncertainty that may cast significant doubt on the Group’s ability to continue as a going concern and, therefore, to continue realising its assets and discharging its liabilities in the normal course of business.

There can be no assurance that the Group will be successful in achieving its forecasts, securing additional funding or executing its strategic initiatives as planned. The condensed consolidated financial statements do not include any adjustments that might result from the outcome of this material uncertainty. Accordingly, the Directors have adopted the going concern basis in preparing these unaudited condensed consolidated financial statements.

New standards or amendments

There were no new standards or amendments effective for the period commencing 1 January 2026 that had a material impact on the Group. IFRS 18 Presentation and Disclosure in Financial Statements, which is effective for annual periods beginning on or after 1 January 2027, will change the presentation of the statement of profit or loss and introduce disclosures on management-defined performance measures. The Group is assessing its impact. Management currently expects no material impact from the other standards and amendments not yet effective.

Significant accounting policies

The accounting policies applied in these condensed consolidated financial statements are consistent with those applied in the restated consolidated financial statements for the year ended 31 December 2025, except for the measurement of income tax in the interim period and the policy for costs to fulfil a contract, described below.

Income tax in the interim period

Income tax expense is recognised based on management’s best estimate of the weighted average annual income tax rate expected for the full financial year for each taxable entity, applied to the pre-tax income of the interim period.

F-10

Derivative financial instruments

The Group accounts for derivative liabilities by assessing whether the instrument contains separable embedded derivatives, and classifying each component accordingly. Where the Group issues convertible promissory notes, these are assessed to determine whether they contain both a host debt contract and one or more embedded derivatives. The Group separates any embedded derivatives that are not closely related to the host contract and accounts for them at fair value through profit or loss (“FVTPL”). The host debt contract is initially recognised at the residual amount after deducting the fair value of the compound embedded derivative and is measured at amortised cost using the effective interest rate method.

Compound financial instruments

Compound financial instruments issued by the Group comprise convertible loan notes that can be converted into equity at the option of the holder. The liability component is initially measured at fair value and subsequently measured at amortised cost using the effective interest method. The equity component is the residual amount of the instrument after deducting the fair value of the liability component and is recognised in a separate reserve within equity.

Warrants

At initial recognition, each warrant is assessed under IAS 32 and IFRS 9 to determine whether it is classified as an equity instrument or as a financial liability. A warrant is classified as an equity instrument only where it entitles the holder to acquire a fixed number of the Group’s own ordinary shares for a fixed amount of cash in the functional currency of the issuing entity (the “fixed-for-fixed” criterion). A warrant is classified as a derivative financial liability where it fails the fixed-for-fixed criterion, typically where the exercise price is denominated in U.S. dollars, where the contract contains anti-dilution, price-reset or other variable settlement features, or where it provides for cash settlement.

Equity-classified warrants are recognised within equity at their fair value on the date of grant and are not subsequently remeasured. Where they are issued in exchange for goods or services, the fair value of the goods or services received is recognised as an expense in profit or loss in accordance with IFRS 2. On exercise, the carrying amount of the warrant in equity, together with any cash consideration received, is reclassified to share capital and share premium. Liability-classified warrants are remeasured at fair value at each reporting date, with changes in fair value recognised in profit or loss within fair value movement on derivative financial instruments.

Pre-funded warrants with a nominal exercise price that meet the fixed-for-fixed criterion are classified as equity and presented within the other equity reserve until exercised.

Revenue

Revenue is measured based on the consideration specified in a contract with a customer and is recognised when control of goods or services is transferred to the customer. Revenue from the design, supply, installation and commissioning of centralised gas systems and from operations and maintenance services is recognised over time. Revenue from metered LPG utility services, bulk LPG deliveries and cylinder supply is recognised at the point in time at which delivery is completed and control transfers to the customer. Revenue from engineering and advisory services provided by BrightHy is recognised over time or at a point in time depending on the nature of the contract and the associated performance obligations.

Amounts billed to customers in advance of revenue recognition are recognised as contract liabilities and presented within deferred income.

Costs to fulfil a contract

Costs incurred to fulfil a contract with a customer that are not within the scope of another standard are recognised as an asset where they relate directly to an identified contract, generate or enhance resources that will be used in satisfying performance obligations in the future, and are expected to be recovered. The asset is recognised in cost of sales on a systematic basis consistent with the transfer of the related goods or services and is presented within prepayments and other receivables.

Leases

The Group recognises a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost and subsequently depreciated using the straight-line method over the lease term. The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the Group’s incremental borrowing rate, and is subsequently measured at amortised cost using the effective interest method. The Group presents right-of-use assets in property, plant and equipment and lease liabilities in trade and other payables (current) and lease liabilities (non-current). The Group has elected not to recognise right-of-use assets and lease liabilities for leases of low-value assets and short-term leases.

F-11

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is determined using the first-in, first-out (FIFO) method.

Segment information

The Group determines its operating segments based on the information that is regularly reviewed by the Board of Directors, in its capacity as chief operating decision maker (“CODM”), for the purpose of allocating resources and assessing performance. Operating segments that do not meet the quantitative thresholds in IFRS 8 are aggregated within “All other activities”.

Deferred taxation

Deferred taxation is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts. Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available. Deferred tax liabilities arising on the fair value of intangible assets acquired in business combinations are released to profit or loss as the underlying assets are amortised.

Business combinations

The Group accounts for business combinations using the acquisition method when the acquired set of activities and assets meets the definition of a business and control is transferred to the Group. The consideration transferred and the identifiable net assets acquired are generally measured at fair value. Goodwill is tested at least annually for impairment. For the QIND acquisition, the Group elected to measure non-controlling interests at the proportionate share of the acquiree’s identifiable net assets.

Share-based payment arrangements

The grant-date fair value of equity-settled share-based payment arrangements granted to employees and non-employees is recognised as an expense, with a corresponding increase in equity, over the vesting period of the awards. For awards with market conditions, the grant-date fair value reflects those conditions and there is no true-up for differences between expected and actual outcomes.

Post-employment benefits - end-of-service indemnity

The Group recognises a liability for end-of-service benefits payable to employees of Al Shola Gas, accrued in accordance with UAE labour law and measured without discounting, as the impact of the time value of money is immaterial.

Financial instruments

Financial assets are classified as measured at amortised cost, fair value through other comprehensive income or FVTPL. Financial liabilities are classified as measured at amortised cost or FVTPL. The Group applies the IFRS 9 simplified approach to measuring expected credit losses on trade and other receivables.

Property, plant and equipment

Property, plant and equipment is stated at cost less accumulated depreciation and accumulated impairment losses. Depreciation is provided on a straight-line basis over the estimated useful lives of the assets: plant and machinery 3-10 years, office and other equipment 3-10 years, and right-of-use assets over the lease term. Assets under construction are not depreciated until they are available for use.

Intangible assets and goodwill

Intangible assets acquired in a business combination are measured on initial recognition at their fair value at the acquisition date and subsequently at cost less accumulated amortisation and impairment losses. Customer relationships and trade names acquired in the QIND business combination are amortised on a straight-line basis over 10 years. They are denominated in US dollars and translated at the closing rate, with amortisation translated at the average rate. Goodwill is not amortised and is tested for impairment at least annually, or more frequently if indicators of impairment exist.

F-12

3.	Significant accounting judgements, estimates and assumptions

The preparation of the condensed consolidated financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts of revenue, expenses, assets and liabilities. The significant judgements and key sources of estimation uncertainty are consistent with those described in the restated consolidated financial statements for the year ended 31 December 2025, together with the following:

Impairment of goodwill

The recoverable amount of the LPG Distribution & Engineering cash-generating unit at 30 June 2026 exceeded its carrying amount, including notional goodwill, by approximately €0.5 million, and no impairment was recognised in the period. Following the impairment recognised at 31 December 2025, an adverse change in the key assumptions could result in an impairment (Note 10).

Element advisory agreements

The fair value of the milestone fee shares under the element advisory agreements was estimated using a one-touch barrier model with an expected horizon of 1.5 years. The horizon is a significant assumption: a shorter or longer horizon would decrease or increase the expense recognised (Note 7).

Revenue from engineering services

Determining whether BrightHy’s engineering services revenue is recognised over time or at a point in time, and the measurement of progress and of the related contract fulfilment asset, requires judgement.

4.	Revenue and segment information

During the six months ended 30 June 2026, the Group recognised revenue from LPG-related services through QIND and its subsidiary Al Shola Gas, and from engineering services provided by BrightHy. In US dollar terms, revenue from LPG-related services was $7.2 million (2025: $7.6 million), translated at average rates of US$1.1675 (2025: US$1.1012) to €1.00.

	Six months ended 30 June
	2026	2025
	€’000	€’000
LPG-related services (QIND / Al Shola Gas)	6,167	6,931
Engineering services (Bright Hydrogen Solutions)	369	-
Total revenue	6,536	6,931

Segment information

The Group has one reportable operating segment, LPG Distribution & Engineering, comprising QIND and Al Shola Gas. The Group’s other activities, being the parent company, BrightHy, BioSteam and consolidation adjustments, do not meet the quantitative thresholds for separate reportable segment disclosure and are presented in aggregate under “All other activities”. The LPG Distribution & Engineering segment result includes the amortisation of the customer relationships and trade names recognised on the acquisition of QIND and the related deferred tax credit.

Six months ended 30 June 2026	LPG Distribution & Engineering	All other activities	Total
	€’000	€’000	€’000
Revenue from external customers	6,167	369	6,536
Cost of sales	(4,426)	(204)	(4,630)
Gross profit	1,741	165	1,906
Other income	30	50	80
Administration expenses	(2,575)	(2,370)	(4,945)
Share-based payment expense	-	(762)	(762)
Operating loss	(804)	(2,917)	(3,721)
Net finance (costs) / income	(90)	12	(78)
Loss before tax	(894)	(2,905)	(3,799)
Income tax credit	65	-	65
Loss for the period	(829)	(2,905)	(3,734)

For the six months ended 30 June 2025, all of the Group’s revenue of €6,931k was generated by the LPG Distribution & Engineering segment. No single external customer contributed 10% or more of the Group’s revenue in either period.

F-13

5.	Cost of sales

Cost of sales for LPG-related services reflects materials, subcontractor services and logistics incurred by Al Shola Gas. Cost of sales for engineering services reflects the costs of BrightHy’s engineering contracts, including amounts released from the contract fulfilment asset (Note 12).

	Six months ended 30 June
	2026	2025
	€’000	€’000
LPG-related services (QIND / Al Shola Gas)	4,426	4,864
Engineering services (Bright Hydrogen Solutions)	204	-
Total cost of sales	4,630	4,864

6.	Administration expenses

Administration expenses for the six months ended 30 June 2026 comprise €2,575k incurred by QIND, including the amortisation of acquired intangible assets of €1,098k, and €2,370k incurred by the parent company, BrightHy and BioSteam. The comparative period is presented as previously reported, before the finalisation of the QIND purchase price allocation, and therefore includes no amortisation of acquired intangible assets.

	Six months ended 30 June
	2026	2025
	€’000	€’000
Wages and salaries	1,773	2,363
Depreciation of property, plant and equipment	108	85
Amortisation of acquired intangible assets	1,098	-
Professional fees	983	1,070
Other expenses	983	968
Total administration expenses	4,945	4,486

7.	Share-based payments

Reconciliation to the statement of profit or loss

	Six months ended 30 June
	2026	2025
	€’000	€’000
RSUs	1	5
Incentive shares	-	(2)
Share options	233	435
Element advisory agreements	528	-
Share-based payment expense	762	438

2021 Equity Incentive Plan

On August 5, 2021, the Company’s Board of Directors adopted and approved the 2021 Equity Incentive Plan (the 2021 Plan), which authorises the Company to grant share options, share appreciation rights, restricted awards, performance share awards, cash awards and other share awards. Share and per share information is presented after the 1-for-35 reverse share split.

F-14

Share options

No share options were granted, forfeited or exercised during the six months ended 30 June 2026. The expense for the period of €233k relates to the options granted to employees and directors in 2025, which vest quarterly with service.

	Number of options	Weighted average exercise price	Weighted average grant date fair value
Outstanding at 1 January 2026	896,385	$11.47	$7.49
Granted during the period	-
Forfeited during the period	-
Exercised during the period	-
Outstanding at 30 June 2026	896,385	$11.47	$7.49
Exercisable at 30 June 2026	312,573

The number of options outstanding at 1 January 2026 includes 312,573 options that had vested by 31 December 2025. The note to the 2025 consolidated financial statements presented 583,812 options outstanding, being the unvested options only.

RSUs and incentive shares

At 1 January 2026, 102 RSUs were outstanding with a weighted average grant date fair value of $142.45. These vested during the period, and no RSUs were outstanding at 30 June 2026. The 143 incentive shares granted to non-executive directors, with a weighted average fair value of $805, remained outstanding at 30 June 2026. They vest at the discretion of the board of directors and are measured at fair value at each reporting date.

Element advisory agreements

On 12 February 2026, the Company entered into Mineral & Element Advisory Agreements with three advisors for an initial term of twelve months. Each advisor is entitled to an advisory fee of 95,000 Class A Ordinary Shares on the signing of a definitive agreement for a mineral asset transaction with a counterparty introduced by the advisors, and to milestone fees of 45,000 Class A Ordinary Shares on each of three share price targets of $5.83, $9.72 and $15.50 being achieved for five consecutive trading days. Where an advisor’s holding would exceed a beneficial ownership limit of 4.99% (or 9.99%), the advisory fee shares are delivered as pre-funded warrants.

The advisory fee became payable on the execution of the Share Exchange Agreement with Royal Uranium on 18 February 2026. The Company issued 95,000 Class A Ordinary Shares and pre-funded warrants to purchase 190,000 Class A Ordinary Shares on 20 February 2026, measured at the grant date fair value of $3.34 per share. The milestone fees are subject to market conditions and were measured using a one-touch barrier model with a horizon of 1.5 years. The milestone fee expense is recognised in full in the period, as no further service is required. The advisory fee is directly attributable to the acquisition of Royal Uranium and has been capitalised and is presented within other assets (Note 28).

	Shares	Fair value per share	€’000
Advisory fee - Class A Ordinary Shares issued 20 February 2026	95,000	$3.34	267
Advisory fee - pre-funded warrants	190,000	$3.34	535
Milestone fee - shares at $5.83 / $9.72 / $15.50	405,000		528
Total element advisory agreements	690,000		1,330

Service warrants

On 27 February 2026, Bevilacqua PLLC exercised the 71,429 warrants issued to it on 31 December 2025 at an exercise price of $0.88 per share. The exercise price of €53k was settled against amounts owed to Bevilacqua PLLC for legal services, and €172k was transferred from the share-based payments reserve to share premium. The shares were released on 2 April 2026. The warrant issued to H&P Advisory Limited over 398 Class A Ordinary Shares remained outstanding at 30 June 2026.

F-15

8.	Taxation

The current tax expense relates to Al Shola Gas, which is subject to UAE corporate income tax at 9% on taxable profits exceeding AED 375,000. The deferred tax credit reflects the release of the deferred tax liability recognised on the QIND purchase price allocation intangibles as they are amortised (Note 16). No tax arises in the parent company, BrightHy or BioSteam, which are loss making, and no deferred tax asset is recognised on their losses. The statutory tax rates applicable to the Group are 12.5% in Ireland on trading income, 25% in Spain, 9% in the United Arab Emirates and 27% in South Africa.

	Six months ended 30 June
	2026	2025
	€’000	€’000
Current tax - Al Shola Gas	(34)	(76)
Deferred tax credit - release of PPA deferred tax liability	99	-
Income tax credit / (expense)	65	(76)

9.	Property, plant and equipment

	Assets under construction	Plant & machinery	Office and other equipment	Right-of-use assets	Total
	€’000	€’000	€’000	€’000	€’000
Cost
At 1 January 2026	412	1,502	26	661	2,601
Additions	154	17	3	64	238
Disposals	-	-	-	(30)	(30)
Transfers	(464)	464	-	-	-
Exchange differences	20	42	1	16	79
At 30 June 2026	122	2,025	30	711	2,888
Depreciation
At 1 January 2026	-	(1,145)	(3)	(220)	(1,368)
Charge for the period	-	(14)	(3)	(91)	(108)
Disposals	-	-	-	30	30
Exchange differences	-	(32)	-	(7)	(39)
At 30 June 2026	-	(1,191)	(6)	(288)	(1,485)
Net book value
At 1 January 2026	412	357	23	441	1,233
At 30 June 2026	122	834	24	423	1,403

Additions comprise €158k at Al Shola Gas, principally LPG distribution equipment and vehicles held under leases, and €79k of construction costs at BioSteam. On the commencement of operations of BioSteam’s biomass steam project in May 2026, assets under construction of €464k were transferred to plant and machinery. Depreciation expense was €108k for the six months ended 30 June 2026 (2025: €85k).

10. Goodwill and intangible assets

Goodwill, customer relationships and trade names arose on the acquisition of QIND on 26 November 2024 and are allocated to the LPG Distribution & Engineering cash-generating unit (“CGU”). They are denominated in US dollars and are translated at the closing rate, with amortisation translated at the average rate for the period.

	Goodwill	Customer relationships	Trade names	Total
	€’000	€’000	€’000	€’000
Six months ended 30 June 2026
At 1 January 2026 (restated)	4,859	15,648	3,648	24,155
Amortisation for the period	-	(890)	(208)	(1,098)
Impairment	-	-	-	-
Exchange differences	136	417	97	650
At 30 June 2026	4,995	15,175	3,537	23,707

	Goodwill	Customer relationships	Trade names	Total
	€’000	€’000	€’000	€’000
Year ended 31 December 2025 (restated)
At 1 January 2025	6,602	19,429	4,529	30,560
Amortisation for the year	-	(1,837)	(428)	(2,265)
Impairment	(1,060)	-	-	(1,060)
Exchange differences	(683)	(1,944)	(453)	(3,080)
At 31 December 2025	4,859	15,648	3,648	24,155

F-16

Impairment testing

Goodwill is tested for impairment at least annually, or more frequently where indicators of impairment exist. Following the impairment of €1,060k recognised at 31 December 2025, which left the carrying amount of the CGU equal to its recoverable amount, the Group performed an impairment test at 30 June 2026. The recoverable amount was determined on the basis of fair value less costs of disposal, by reference to the independent valuation of the CGU of US$27.3 million, less costs of disposal of 1%, translated at the closing rate of US$1.1417 to €1.00. The fair value measurement is classified within Level 3 of the fair value hierarchy.

As the Group measures non-controlling interests at their proportionate share of net identifiable assets, the carrying amount of goodwill was notionally grossed up to include the goodwill attributable to non-controlling interests (IAS 36, Appendix C). The recoverable amount of the CGU of €23.7 million exceeded its carrying amount, including notional goodwill, by approximately €0.5 million, and no impairment was recognised in the period. Any significant adverse change in the key assumptions, including the valuation of the CGU or the US dollar exchange rate, would result in an impairment.

11.	Related party receivables

At 30 June 2026, Al Shola Gas had an outstanding balance of $370k (€324k) with its sister company, Al Shola Al Modea Safety & Security LLC (31 December 2025: nil). While both entities operate independently, certain customers remit payments for goods or services to only one entity; such transactions are recorded as related party transactions and reconciled monthly.

	30 June 2026	31 December 2025
	€’000	€’000
Al Shola Al Modea Safety & Security LLC	324	-
Total related party receivables	324	-

12.	Prepayments and other receivables

	30 June 2026	31 December 2025
	€’000	€’000
Trade receivables	5,099	4,774
Contract fulfilment asset	979	-
Prepayments	26	27
VAT recoverable	135	17
Loan receivable	170	-
Other receivables	247	229
Total prepayments and other receivables	6,656	5,047

Trade receivables comprise €4,673k at Al Shola Gas and €426k at BrightHy. Amounts are recorded at the invoice amount less an allowance for expected credit losses, estimated with reference to historical collection experience, the ageing of balances and forward-looking information. The contract fulfilment asset represents costs incurred by BrightHy to fulfil its engineering contracts, which will be recognised in cost of sales as the related performance obligations are satisfied. The loan receivable was advanced by the Company during the period.

F-17

13.	Inventory

	30 June 2026	31 December 2025
	€’000	€’000
LPG - raw materials (QIND / Al Shola Gas)	228	171
LPG - finished goods (QIND / Al Shola Gas)	3	-
Total inventory	231	171

14.	Deposits, advances and prepayments

Deposits and advances primarily represent payments made by Al Shola Gas to suppliers and subcontractors in the ordinary course of its LPG distribution operations. Long-term deposits are advances for the purchase of property, plant and equipment.

Current

	30 June 2026	31 December 2025
	€’000	€’000
Deposits and advances	358	341
Other prepayments	303	179
Total deposits, advances and prepayments	661	520

Non-current - long-term deposits

	30 June 2026	31 December 2025
	€’000	€’000
Indogulf Central Gas LLC	174	127
Georgia Fire & Rescue Supply	132	128
Total long-term deposits	306	255

15.	Other current assets

	30 June 2026	31 December 2025
	€’000	€’000
Other current assets (QIND)	12	12
Loan account - BioSteam joint venture partner	(4)	102
Total other current assets	8	114

16.	Other payables - long-term

	30 June 2026	31 December 2025
	€’000	€’000
Payable to shareholders of Al Shola Gas - non-current	-	959
Employee end-of-service benefits	119	113
Bank borrowings - non-current	25	53
Deferred tax liability - QIND purchase price allocation	1,689	1,741
Total other payables - long-term	1,833	2,866

The amount payable to the former shareholders of Al Shola Gas arises from QIND’s acquisition of its 51% interest in Al Shola Gas and is due within twelve months of 30 June 2026. It is presented within trade and other payables (Note 17).

F-18

Deferred tax liability

	Six months ended 30 June 2026	Year ended 31 December 2025
	€’000	€’000
At 1 January (restated)	1,741	2,198
Released to profit or loss	(99)	(238)
Exchange differences	47	(219)
At end of period	1,689	1,741

17.	Trade and other payables

	30 June 2026	31 December 2025
	€’000	€’000
Trade payables	2,157	1,460
Payable to shareholders of Al Shola Gas - current	7,866	6,710
Bank borrowings - current	79	77
Lease liabilities - current	188	170
Payroll and payroll taxes	53	61
Other payables	441	351
Total trade and other payables	10,784	8,829

The payable to the shareholders of Al Shola Gas of $8,980k (31 December 2025: $7,875k) is denominated in US dollars. The increase reflects the reclassification of the non-current portion to current, less payments made in the period. Other payables comprise principally salaries payable at the parent company.

18.	Provisions

No provisions are recognised at 30 June 2026 or 31 December 2025. QIND’s accruals for audit, legal and professional fees are presented within cost accruals (Note 22).

19.	Derivative financial instruments

The Group’s derivative financial liabilities consist of financial instruments arising from financing arrangements that include features which do not meet the “fixed-for-fixed” criterion under IAS 32. These instruments are classified as financial liabilities at FVTPL and are remeasured at each reporting date, with changes in fair value recognised in profit or loss. They are valued using a Black-Scholes model and classified within Level 2 of the fair value hierarchy. All public warrants expired in December 2025.

	Convertible notes	Private warrants	Public warrants	Total derivative liabilities
	€’000	€’000	€’000	€’000
Balance at 1 January 2026	20	161	-	181
Fair value gain recognised in profit or loss	(12)	-	-	(12)
Balance at 30 June 2026	8	161	-	169

The balance at 1 January 2026 is presented by instrument. The note to the 2025 consolidated financial statements presented the full balance of €181k within convertible notes.

20.	Loans and borrowings

	30 June 2026	31 December 2025
	€’000	€’000
Convertible promissory notes (QIND), net of discount	1,694	1,760
Consolidation adjustment	(3)	(3)
Total loans and borrowings	1,691	1,757

Loans and borrowings comprise the convertible promissory notes originally issued by QIND ($1,934k; 31 December 2025: $2,066k). At 30 June 2026, all of the notes had passed their maturity date and remained unpaid, and the full carrying amount is classified as current. Accrued interest on the notes of $560k is presented within cost accruals (Note 22). The reduction in the period reflects conversions into QIND common stock and repayments. On 10 July 2026, QIND entered into a forbearance agreement in respect of two of the notes (Note 28).

F-19

21.	Finance income and costs

	Six months ended 30 June
	2026	2025
	€’000	€’000
Finance income / (costs)	(87)	72
Interest payable and similar expense	(3)	(23)
Derivative financial instruments at FVTPL (Note 19)	12	44
Net finance income / (costs)	(78)	93

Six months ended 30 June 2026 - by nature

€’000
Interest on QIND convertible notes	(74)
Other QIND interest (bank borrowings and leases)	(15)
QIND conversion fees	(1)
Interest on lease liabilities (parent and BrightHy)	(2)
Exchange differences on monetary items	2
Fair value gain on derivative financial instruments	12
Net finance costs	(78)

Exchange differences on translating the Group’s foreign operations of €468k are recognised in other comprehensive income, of which €329k is attributable to owners of the parent and accumulated in the foreign currency translation reserve, and €139k is attributable to non-controlling interests. In the comparative period, exchange differences on translating QIND were recognised in finance income, as previously reported.

22.	Cost accruals

	30 June 2026	31 December 2025
	€’000	€’000
Accrued interest on convertible notes (QIND)	490	422
Payroll liabilities (QIND)	227	197
Corporate tax payable (QIND)	180	141
VAT payable (QIND)	36	-
Audit, legal and professional fee accruals	161	198
Other accruals	140	140
Total cost accruals	1,234	1,098

23.	Deferred income

	30 June 2026	31 December 2025
	€’000	€’000
Contract liabilities - engineering services (BrightHy)	1,065	321
Total deferred income	1,065	321

Contract liabilities represent amounts invoiced to customers of BrightHy in advance of the satisfaction of the related performance obligations.

F-20

24.	Share capital and share premium

At 30 June 2026, the Company had 3,297,510 Class A Ordinary Shares of $0.0035 each in issue (31 December 2025: 2,288,291), together with 4,171,327 convertible preferred shares issued in November 2024 in connection with the acquisition of QIND. The conversion of the preferred shares into Class A Ordinary Shares was approved by shareholders on 8 June 2026 and will occur upon clearance of an initial listing application with Nasdaq.

	Number of ordinary shares	Share capital	Share premium
	#	€’000	€’000
At 1 January 2026	2,288,291	9	242,004
Conversion of $3.50 warrants - January 2026	-	-	28
Exercise of $3.50 warrants - January 2026	57,428	-	279
Element advisory agreements - advisory and milestone fees	95,000	-	267
February 2026 PIPE	577,124	2	94
Exercise of pre-funded warrants - March 2026	208,238	1	400
Exercise of service warrants	71,429	-	225
At 30 June 2026	3,297,510	12	243,297

Other equity reserve

The other equity reserve comprises equity-classified warrants and pre-funded warrants, including those issued under the February 2026 PIPE and the element advisory agreements, the convertible note reserve, and changes in the Group’s ownership interest in QIND that did not result in a loss of control (IFRS 10.23).

Foreign currency translation reserve

The foreign currency translation reserve comprises exchange differences arising on the translation of the financial statements of foreign operations whose functional currency is not the euro, principally QIND, including the goodwill and fair value adjustments arising on its acquisition. The reserve was a debit balance of €1,318k at 30 June 2026 (31 December 2025 restated: €1,647k).

25.	Leases

The Group leases vehicles through Al Shola Gas and office premises in Ireland and Spain. Right-of-use assets are presented within property, plant and equipment (Note 9).

	30 June 2026	31 December 2025
	€’000	€’000
Current (within trade and other payables, Note 17)	188	170
Non-current	248	281
Total lease liabilities	436	451

Movement in lease liabilities

Six months ended 30 June 2026
€’000
At 1 January 2026	451
New leases	64
Interest expense	15
Lease payments	(103)
Exchange differences	9
At 30 June 2026	436

Depreciation of right-of-use assets was €91k and interest on lease liabilities €15k for the six months ended 30 June 2026. Lease liabilities at Al Shola Gas are discounted at an incremental borrowing rate of 8%, and those of the parent company and BrightHy at rates between 3% and 6%.

F-21

26.	Financial instruments and risk management

The Group’s operations expose it to credit risk, liquidity risk and market risk, including foreign exchange risk. These condensed consolidated financial statements do not include all financial risk management information and disclosures required in the annual financial statements and should be read in conjunction with the restated consolidated financial statements for the year ended 31 December 2025. There have been no changes in the Group’s risk management policies in the period.

Cash and cash equivalents

Cash and cash equivalents of €266k (31 December 2025: €575k) comprise cash at bank, of which €131k is held by QIND and Al Shola Gas. For cash and cash equivalents, the carrying value is a reasonable approximation of fair value.

Accounting classifications and fair value

The Group uses the following hierarchy for determining and disclosing the fair value of financial instruments: Level 1, quoted (unadjusted) prices in active markets for identical assets or liabilities; Level 2, other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly; and Level 3, techniques which use inputs that have a significant effect on the recorded fair value that are not based on observable market data. There were no transfers between levels during the period. At 30 June 2026, the Group’s financial instruments measured at fair value comprised derivative financial liabilities of €169k (31 December 2025: €181k), classified within Level 2.

	Assets at amortised cost	Liabilities at amortised cost	Liabilities at FVTPL	Equity	Total carrying amount	Level 2
	€’000	€’000	€’000	€’000	€’000	€’000
30 June 2026
Cash and cash equivalents	266	-	-	-	266	-
Trade receivables (Note 12)	5,099	-	-	-	5,099	-
Loan and other receivables (Note 12)	417	-	-	-	417	-
Related party receivables (Note 11)	324	-	-	-	324	-
Long-term deposits (Note 14)	306	-	-	-	306	-
Trade payables (Note 17)	-	2,157	-	-	2,157	-
Other payables (Notes 16, 17)	-	8,307	-	-	8,307	-
Loans and bank borrowings (Notes 16, 17, 20)	-	1,795	-	-	1,795	-
Lease liabilities (Note 25)	-	436	-	-	436	-
Derivative financial liabilities (Note 19)	-	-	169	-	169	169
Equity-classified warrants (other equity reserve)	-	-	-	7,071	7,071	-
Total	6,412	12,695	169	7,071	26,347	169
31 December 2025
Cash and cash equivalents	575	-	-	-	575	-
Trade receivables (Note 12)	4,774	-	-	-	4,774	-
Loan and other receivables (Note 12)	229	-	-	-	229	-
Related party receivables (Note 11)	-	-	-	-	-	-
Long-term deposits (Note 14)	255	-	-	-	255	-
Trade payables (Note 17)	-	1,460	-	-	1,460	-
Other payables (Notes 16, 17)	-	8,020	-	-	8,020	-
Loans and bank borrowings (Notes 16, 17, 20)	-	1,887	-	-	1,887	-
Lease liabilities (Note 25)	-	451	-	-	451	-
Derivative financial liabilities (Note 19)	-	-	181	-	181	181
Equity-classified warrants (other equity reserve)	-	-	-	4,995	4,995	-
Total	5,833	11,818	181	4,995	22,827	181

Other receivables exclude prepayments, VAT and the contract fulfilment asset, and other payables exclude payroll taxes and end-of-service benefits, as these are not financial instruments. For receivables and payables with a remaining term of less than one year or on demand balances, the carrying amount is a reasonable approximation of fair value.

F-22

Liquidity risk

The following are the contractual maturities of the Group’s financial liabilities at 30 June 2026.

	Carrying amount	Contractual cash flows	Less than one year	1 - 2 years	2 - 5 years
	€’000	€’000	€’000	€’000	€’000
Trade payables	2,157	2,157	2,157	-	-
Other payables	8,307	8,307	8,307	-	-
Loans and borrowings - current	1,770	1,770	1,770	-	-
Bank borrowings - non-current	25	25	-	25	-
Employee end-of-service benefits	119	119	-	-	119
Lease liabilities	436	473	209	176	88
Derivative financial liabilities	169	-	-	-	-
Total	12,983	12,851	12,443	201	207

Contractual cash flows for derivative financial liabilities are nil as the instruments will be settled in shares. Loans and borrowings are shown at their carrying amount; accrued interest on the QIND convertible notes is presented within cost accruals (Note 22).

Foreign exchange risk

The Group is exposed to translation risk on its net investment in QIND, whose functional currency is the US dollar, including the goodwill and fair value adjustments arising on its acquisition, and on BioSteam, whose functional currency is the South African rand. Exchange differences on translation are recognised in other comprehensive income and accumulated in the foreign currency translation reserve. The following significant exchange rates have been applied.

	Average rate		Period-end spot rate
	2026	2025	30 June 2026	31 December 2025
USD to €1.00	1.1675	1.1012	1.1417	1.1736
ZAR to €1.00	19.1049	n/a	18.6544	19.4439

27.	Loss per share

Share and per share information has been adjusted for the one-for-thirty-five (1-for-35) reverse share split of the Class A Ordinary Shares effective July 2025. Loss per share for the six months ended 30 June 2025 was previously reported as €0.10 on a weighted average of 24,300,313 shares before the reverse share split.

	Six months ended 30 June
	2026	2025
Loss attributable to owners of the parent (€’000)	(3,379)	(2,349)
Weighted average number of ordinary shares - basic and diluted	2,912,158	694,295
Basic and diluted loss per share (€)	(1.16)	(3.38)

Basic loss per share is calculated by dividing the loss attributable to owners of the parent by the weighted average number of Class A Ordinary Shares outstanding during the period, calculated as the average of the shares in issue at the start of each month. As the Group was loss making in both periods, all potential ordinary shares are anti-dilutive and diluted loss per share equals basic loss per share (IAS 33.41). The following potential ordinary shares were excluded from the calculation of diluted loss per share:

30 June 2026
Warrants, including pre-funded warrants	4,394,528
RSUs - vested but no ordinary shares issued	2,586
Incentive shares	143
Share options	896,385
Total	5,293,642

F-23

28.	Subsequent events

The following non-adjusting events occurred after the end of the reporting period.

QIND - forbearance agreement

On 10 July 2026, QIND entered into a Promissory Note & Loan Modification and Forbearance Agreement with RB Capital Partners, Inc. in respect of two matured convertible promissory notes (original principal $1,100,000 and $200,000, 7% interest), with an aggregate outstanding balance of approximately $1,587,000 at 30 June 2026. QIND agreed to pay $1,675,000 in 19 monthly instalments from 30 July 2026 to 15 January 2028, and the maturity of the notes was extended to 1 March 2028. The holder agreed to forbear from exercising its rights and remedies until the earliest of 1 March 2028, an uncured default or termination, and retains the right to convert principal into QIND common stock at $1.00 per share.

Completion of the acquisition of Royal Uranium

On 21 July 2026, the Company completed the acquisition of Royal Uranium pursuant to the Share Exchange Agreement, as amended on 11 June 2026. The shareholders of Royal Uranium transferred all 81,881,029 issued and outstanding common shares of Royal Uranium to the Company in exchange for 3,750,018 Class A Ordinary Shares, and Royal Uranium became a wholly owned subsidiary of the Company. Following the closing, the Company’s shareholders prior to the transaction held approximately 36.7% of the outstanding Class A Ordinary Shares and the former Royal Uranium shareholders approximately 63.3%. The acquisition will be accounted for as an asset acquisition, as Royal Uranium does not constitute a business under IFRS 3. The initial accounting for the acquisition was incomplete when these condensed consolidated financial statements were authorised for issue and will be finalised in the consolidated financial statements for the year ending 31 December 2026. Costs directly attributable to the acquisition incurred up to 30 June 2026, comprising the advisory fee under the element advisory agreements (Note 7) and legal and fairness opinion fees, totalling €1,038k, have been capitalised and are presented within other assets, and will be included in the cost of the assets acquired.

At the Market Offering

On 29 July 2026, the Company filed a prospectus supplement under its shelf registration statement on Form F-3 for the offer and sale of Class A Ordinary Shares with a maximum aggregate offering price of $6,619,798 under the At the Market Offering Agreement dated 16 May 2025 with H.C. Wainwright & Co., LLC.

Bevilacqua PLLC letter agreement

On 3 August 2026, the Company entered into a letter agreement with Bevilacqua PLLC in respect of an outstanding balance of $637,157 at 31 July 2026. Bevilacqua PLLC applied a 15% discount to the $605,908 balance for services other than SEC maintenance, reducing it to $515,022. The Company agreed to issue Class A Ordinary Shares with a value of $100,000, priced at a 20% discount to market, and to pay a minimum of $250,000 on execution.

August 2026 private placement

On 7 August 2026, the Company entered into a Securities Purchase Agreement with certain investors to issue 421,563 Class A Ordinary Shares, pre-funded warrants to purchase 176,468 Class A Ordinary Shares at an exercise price of $0.0035 per share and warrants to purchase 598,031 Class A Ordinary Shares at an exercise price of $3.50 per share, exercisable for three years, for aggregate gross proceeds of approximately $1,525,000.

Restatement of the 2025 consolidated financial statements

On 6 October 2026, the Company filed its Annual Report on Form 20-F/A (Amendment No. 1), including the restated consolidated financial statements for the year ended 31 December 2025 (Note 2).

These unaudited condensed consolidated financial statements were approved by the Board of Directors on 12 October 2026.

F-24